16 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 263,000 RELX PLC ordinary shares at a price of 1226.5994p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 80,295,280 ordinary shares in treasury, and has 1,096,537,173 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 16,415,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 234,200 RELX NV ordinary shares at a price of €14.8713 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 71,868,894 ordinary shares in treasury, and has 977,142,009 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 14,755,500 shares.